Exhibit 12.01

NORTHERN STATES POWER COMPANY — MINNESOTA AND SUBSIDIARIES
COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS
TO CONSOLIDATED FIXED CHARGES
Thousands of Dollars

	12 Months ended
	September 30,
	2002	2001	2000	1999	1998

Earnings:
Net Income	$191,651	$207,865	$111,224	$158,980	$210,206
Add:
Income Taxes	120,205	132,732	92,191	97,431	124,713
Fixed charges	108,459	112,780	146,192	125,431	113,160
Deduct:
Undistributed equity in earnings of unconsolidated affiliates	—	—	—	—	—

Earnings	420,315	453,377	349,607	381,842	448,079

Fixed charges:
Interest charges, excluding AFC — debt, per statement of income	92,709	97,030	130,442	109,681	97,410
Distributions on redeemable preferred securities of subsidiary trust	15,750	15,750	15,750	15,750	15,750

Total fixed charges	$108,459	$112,780	$146,192	$125,431	$113,160

Ratio of earnings to fixed charges	3.9	4.0	2.4	3.0	4.0